




# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC FRUIT EXPRESS COMPANY
AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

**UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN**



Date 6-27-2013
By


**June 27, 2013**

**Elroy J. Schroer, Vice President – Human Resources, Union Pacific Railroad**

**EXHIBIT 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-106707 and Registration Statement No. 33-49785 of Union Pacific Corporation on Form S-8 of our report dated June 20, 2013, relating to the financial statements of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan, appearing in this Annual Report on Form 11-K of Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan for the year ended December 31, 2012.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2013

# Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan

Employer ID No.: 47-0600268
Plan Number: 001

Financial Statements as of and for the
Years Ended December 31, 2012 and 2011, and
Report of Independent Registered Public Accounting Firm

## UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

### TABLE OF CONTENTS



NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Fruit Express Company Agreement
Employee 401(k) Retirement Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of the Plan's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2013

# UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| ASSETS — Investments at fair value (Note 3) — Plan interest in Master Trust (Notes 2 and 4) | $ 1,771,916 | $ 1,714,465 |
| NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE | 1,771,916 | 1,714,465 |
| ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4) | (8,772) | (5,719) |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 1,763,144 | $ 1,708,746 |

See notes to financial statements.

## UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

### STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| ADDITIONS TO NET ASSETS ATTRIBUTED TO: | | |
| Investment income — Plan interest in Master Trust investment income (Note 4): | | |
| Net appreciation in fair value of investments | $ 196,834 | $ 29,712 |
| Interest and dividends | 45,650 | 38,768 |
| Net investment income | 242,484 | 68,480 |
| Participant contributions | 49,405 | 50,170 |
| Total additions | 291,889 | 118,650 |
| DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO: | | |
| Distributions to participants | 237,259 | 31,386 |
| Other | 232 | 266 |
| Total deductions | 237,491 | 31,652 |
| NET INCREASE IN NET ASSETS | 54,398 | 86,998 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 1,708,746 | 1,621,748 |
| End of year | $ 1,763,144 | $ 1,708,746 |

See notes to financial statements.

### 1. DESCRIPTION OF PLAN

The following description of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

**General** — The Plan is a defined-contribution plan covering employees of the Union Pacific Fruit Express Company (the "Company") who are governed by a collective bargaining agreement entered into between the Company and a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of August 1, 1993, the effective date of the Plan. Vanguard Fiduciary Trust Company ("VFTC") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

**Contributions** — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the "Code"). Effective January 1, 2012, a participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 1% to 75% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% of eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Company did not contribute to the Plan in 2011 or 2012. Effective January 2013, the Company will contribute to the Plan on behalf of each participant who contributes to the Plan and is represented by a union that has negotiated a matching contribution with the Company. The Company's matching contribution is an amount equal to 50% of the participant's pre-tax, designated Roth contributions and after-tax contributions, with such Company contribution limited to 3% of the participant's eligible compensation. Participants may direct the investment of contributions made to their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. If a participant does not provide investment direction with respect to their contributions, the participant's contributions are invested in a default investment option designated under the Plan.

**Participant Accounts** — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Vesting** — Participants at all times have a 100% vested interest in their accounts.

**Distributions to Participants** — Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination of employment, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or the participant's death. If the participant remains employed with the Company after attaining age 70 1/2, their account may remain in the Plan until April 1st of the year following the year in which they terminate employment. A required minimum distribution option is available at age 70 1/2. A participant who has terminated employment may receive their account sooner if they desire.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from their account in accordance with the Plan's provisions.

**Plan Administration** — The Plan is administered by the Senior Vice President, Human Resources, of Union Pacific Corporation (the "Corporation") and, effective March 1, 2013, is administered by the Vice President, Human Resources of Union Pacific Railroad Company. Investment management fees for the Plan's investment options and participant recordkeeping fees are netted against investment earnings. Generally, administrative expenses of the Plan, other than recordkeeping expenses, are paid by the Company, but the Plan's Named Fiduciary-Plan Investments, the Corporation personnel responsible for making investment decisions related to the Plan, may elect to pay Plan expenses from Plan assets.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

**Use of Estimates** — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

**Risks and Uncertainties** — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

**Investment Valuation and Income Recognition** — Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

**Distributions to Participants** — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but who have not yet been paid at December 31, 2012 or 2011.

**New Accounting Standards** — The financial statements reflect the prospective adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends Accounting Standards Codification (ASC) 820, as of the beginning of the year ended December 31, 2012 (see Note 4). ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011, and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 had no impact on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits.

## 3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

*Level 1* — Quoted market prices in active markets for identical assets or liabilities.

*Level 2* — Observable market based inputs or unobservable inputs that are corroborated by market data.

*Level 3* — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

**Asset Valuation Techniques** — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2012 and 2011.

*Mutual Funds (Including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund)* — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end, and are classified as Level 1 investments.

*Guaranteed Investment Contracts (GICs) (Including the Union Pacific Fixed Income Fund)* — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that affect the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

*Employer Stock Funds* — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

*Money Market Fund* — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year-end, and is classified as a Level 1 investment.

A summary of the Master Trust and other investment assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2012 and 2011, is presented in the following tables:

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** | **Total** |
| Common stock — Employer Stock Funds | $ - | $ 507,472,638 | $ - | $ 507,472,638 |
| Domestic stock funds: | | | | |
| 500 Index Fund | 314,031,762 | - | - | 314,031,762 |
| U.S. Growth Index Fund | 96,836,906 | - | - | 96,836,906 |
| Morgan Growth Fund | 21,463,703 | - | - | 21,463,703 |
| Windsor Fund | 14,813,835 | - | - | 14,813,835 |
| Windsor II Fund | 77,864,811 | - | - | 77,864,811 |
| Small-Cap Index Fund | 79,754,302 | - | - | 79,754,302 |
| Mid-Cap Index Fund | 92,495,821 | - | - | 92,495,821 |
| Total Stock Market Index Fund | 54,042,788 | - | - | 54,042,788 |
| Total domestic stock funds | 751,303,928 | - | - | 751,303,928 |
| International stock fund — International Growth Fund | 165,899,707 | - | - | 165,899,707 |
| Balanced funds: | | | | |
| Wellington Fund | 288,573,470 | - | - | 288,573,470 |
| Target Retirement Income Fund | 16,159,297 | - | - | 16,159,297 |
| Target Retirement 2010 Fund | 11,200,626 | - | - | 11,200,626 |
| Target Retirement 2015 Fund | 49,257,872 | - | - | 49,257,872 |
| Target Retirement 2020 Fund | 57,651,078 | - | - | 57,651,078 |
| Target Retirement 2025 Fund | 31,295,013 | - | - | 31,295,013 |
| Target Retirement 2030 Fund | 21,277,109 | - | - | 21,277,109 |
| Target Retirement 2035 Fund | 22,706,683 | - | - | 22,706,683 |
| Target Retirement 2040 Fund | 17,694,139 | - | - | 17,694,139 |
| Target Retirement 2045 Fund | 14,460,223 | - | - | 14,460,223 |
| Target Retirement 2050 Fund | 7,857,488 | - | - | 7,857,488 |
| Target Retirement 2055 Fund | 1,598,553 | - | - | 1,598,553 |
| Target Retirement 2060 Fund | 81,620 | - | - | 81,620 |
| Total balanced funds | 539,813,171 | - | - | 539,813,171 |
| Fixed income fund — Union Pacific Fixed Income Fund | - | 474,699,252 | - | 474,699,252 |
| Bond fund — Total Bond Market Index | 209,715,465 | - | - | 209,715,465 |
| Money market fund — Prime Money Market Fund | 65,217,106 | - | - | 65,217,106 |
| Total Master Trust assets | $1,731,949,377 | $ 982,171,890 | $ - | $2,714,121,267 |

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
| Common stock — Employer Stock Funds | $ - | $456,106,808 | $ - | $ 456,106,808 |
| Domestic stock funds: | | | | |
| 500 Index Fund | 294,122,979 | - | - | 294,122,979 |
| U.S. Growth Index Fund | 83,457,088 | - | - | 83,457,088 |
| Morgan Growth Fund | 17,829,224 | - | - | 17,829,224 |
| Windsor Fund | 15,008,658 | - | - | 15,008,658 |
| Windsor II Fund | 69,017,279 | - | - | 69,017,279 |
| Small-Cap Index Fund | 76,383,518 | - | - | 76,383,518 |
| Mid-Cap Index Fund | 90,850,813 | - | - | 90,850,813 |
| Total Stock Market Index Fund | 45,528,787 | - | - | 45,528,787 |
| Total domestic stock funds | 692,198,346 | - | - | 692,198,346 |
| International stock fund — International Growth Fund | 143,468,159 | - | - | 143,468,159 |
| Balanced funds: | | | | |
| Wellington Fund | 267,419,100 | - | - | 267,419,100 |
| Target Retirement Income Fund | 8,124,607 | - | - | 8,124,607 |
| Target Retirement 2005 Fund | 3,253,235 | - | - | 3,253,235 |
| Target Retirement 2010 Fund | 13,575,204 | - | - | 13,575,204 |
| Target Retirement 2015 Fund | 45,606,615 | - | - | 45,606,615 |
| Target Retirement 2020 Fund | 48,170,376 | - | - | 48,170,376 |
| Target Retirement 2025 Fund | 25,038,970 | - | - | 25,038,970 |
| Target Retirement 2030 Fund | 15,875,572 | - | - | 15,875,572 |
| Target Retirement 2035 Fund | 16,361,866 | - | - | 16,361,866 |
| Target Retirement 2040 Fund | 12,535,251 | - | - | 12,535,251 |
| Target Retirement 2045 Fund | 9,782,858 | - | - | 9,782,858 |
| Target Retirement 2050 Fund | 4,744,060 | - | - | 4,744,060 |
| Target Retirement 2055 Fund | 503,254 | - | - | 503,254 |
| Total balanced funds | 470,990,968 | - | - | 470,990,968 |
| Fixed income fund — Union Pacific Fixed Income Fund | - | 465,018,013 | - | 465,018,013 |
| Bond fund — Total Bond Market Index | 189,867,175 | - | - | 189,867,175 |
| Money market fund — Prime Money Market Fund | 67,881,226 | - | - | 67,881,226 |
| Total Master Trust assets | $1,564,405,874 | $921,124,821 | $ - | $2,485,530,695 |

**Transfers between Levels** — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2, or 3.

## 4. MASTER TRUST

At December 31, 2012 and 2011, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held by VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2012 and 2011, is presented in the following tables:

| **Master Trust** | **2012** | **2011** |
|---|---|---|
| Investments at fair value as determined by quoted market price: | | |
| Mutual funds | $ 1,666,732,271 | $ 1,496,524,648 |
| Money market fund | 65,217,106 | 67,881,226 |
| | 1,731,949,377 | 1,564,405,874 |
| Investments at estimated fair value: | | |
| Employer Stock Funds | 507,472,638 | 456,106,808 |
| Guaranteed investment contracts | 474,699,252 | 465,018,013 |
| | 982,171,890 | 921,124,821 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (22,564,891) | (21,481,104) |
| Investments in Master Trust | $2,691,556,376 | $2,464,049,591 |
| Plan's portion of investments | $ 1,763,144 | $ 1,708,746 |
| Adjustment from contract value to fair value for fully-benefit responsive investment contracts | 8,772 | 5,719 |
| Plan's portion of investments before adjustment | $ 1,771,916 | $ 1,714,465 |
| Portion allocated to the Plan | 0.07 % | 0.07 % |

Investment income (loss) for the Master Trust for the years ended December 31, 2012 and 2011, is as follows:

| | 2012 | 2011 |
|---|---|---|
| Net appreciation (depreciation) in fair value of investments: | | |
| Common stock — Employer Stock Fund | $ 83,059,841 | $ 59,104,221 |
| Domestic stock funds: | | |
| 500 Index Fund | 39,003,168 | 402,612 |
| Growth Index Fund | 12,939,915 | 516,084 |
| Morgan Growth Fund | 2,408,258 | (769,574) |
| Windsor Fund | 2,574,989 | (822,918) |
| Windsor II Fund | 9,659,057 | 341,897 |
| Small-Cap Index Fund | 11,947,807 | (2,804,888) |
| Mid-Cap Index Fund | 12,504,140 | (3,104,856) |
| Total Stock Market Index Fund | 6,363,838 | (283,361) |
| Total domestic stock funds | 97,401,172 | (6,525,004) |
| International stock fund — International Growth Fund | 24,990,126 | (25,749,593) |
| Balanced funds: | | |
| Wellington Fund | 21,254,164 | 2,321,899 |
| Target Retirement Income Fund | 616,899 | 144,041 |
| Target Retirement 2005 Fund | 95,518 | 88,184 |
| Target Retirement 2010 Fund | 966,932 | 211,893 |
| Target Retirement 2015 Fund | 3,872,477 | (492,045) |
| Target Retirement 2020 Fund | 4,978,765 | (938,267) |
| Target Retirement 2025 Fund | 2,785,619 | (767,176) |
| Target Retirement 2030 Fund | 1,939,173 | (564,173) |
| Target Retirement 2035 Fund | 2,218,435 | (768,365) |
| Target Retirement 2040 Fund | 1,754,695 | (596,488) |
| Target Retirement 2045 Fund | 1,378,308 | (460,150) |
| Target Retirement 2050 Fund | 695,505 | (225,444) |
| Target Retirement 2055 Fund | 105,617 | (25,023) |
| Target Retirement 2060 Fund | 4,738 | - |
| Total balanced funds | 42,666,845 | (2,071,114) |
| Bond fund — Total Bond Market Index | 1,424,377 | 6,545,794 |
| Total appreciation in fair value of investments | 249,542,361 | 31,304,304 |
| Interest and dividends | 62,668,025 | 55,278,124 |
| Total investment income of Master Trust | $312,210,386 | $ 86,582,428 |
| Plan's portion of Master Trust investment income | $ 242,484 | $ 68,480 |

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the "Union Pacific Fixed Income Fund") to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

| | 2012 | 2011 |
|---|---|---|
| Average yields: | | |
| Based on annualized earnings | 2.61 % | 3.01 % |
| Based on range of interest rate credited to participants | 2.24% to 3.71% | 2.29% to 3.83% |

The Plan's investments, which represented 5% or more of the Plan's net assets available for benefits as of December 31, 2012 and 2011, are as follows:

| | 2012 | 2011 |
|---|---|---|
| Vanguard 500 Index Fund | $ 149,508 | $ 154,454 |
| Vanguard International Growth Fund | 103,781 | 97,251 |
| Vanguard Bond Fund | 97,755 | * |
| Vanguard Stock Fund | ** | 134,922 |
| Vanguard Wellington Fund | 400,335 | 430,664 |
| Vanguard Windsor II Fund | 122,372 | 99,206 |
| Union Pacific Common Stock Fund | 421,672 | 348,062 |
| Union Pacific Fixed Income Fund | 175,762 | 118,084 |

* Fund value for year ended December 31, 2011, did not represent 5% or more of the Plan's net assets available for benefits.

** Fund value for year ended December 31, 2012, did not represent 5% or more of the Plan's net assets available for benefits.

The Master Trust's investments, which represented 5% or more of the Master Trust's net assets as of December 31, 2012 and 2011, are as follows:

| | 2012 | 2011 |
|---|---|---|
| Vanguard International Growth Fund | $ 165,899,707 | $ 143,468,159 |
| Vanguard 500 Index Fund Signal Shares | 314,031,762 | 294,122,979 |
| Vanguard Total Bond Market Index Fund Signal Shares | 209,715,465 | 189,867,175 |
| Vanguard Wellington Fund | 288,573,470 | 267,419,100 |
| Union Pacific Common Stock Fund | 507,472,638 | 456,106,808 |
| Union Pacific Fixed Income Fund | 474,699,252 | 465,018,013 |

## 5. TAX STATUS

The Plan obtained a tax determination letter dated July 25, 2011, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management believes that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and the related Master Trust are no longer subject to income tax examinations for years prior to 2009.

## 6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

## 7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2012 and 2011, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $137,407 and $113,288, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income of $8,115 and $6,238, respectively.

The Plan also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Plan, and, therefore, the related transactions qualify as party-in-interest transactions.

## 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011, is as follows:

| | 2012 | 2011 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 1,763,144 | $ 1,708,746 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | 8,772 | 5,719 |
| Net assets available for benefits per the Form 5500 — at fair value | $ 1,771,916 | $ 1,714,465 |

A reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011, is as follows:

| | 2012 | 2011 |
|---|---|---|
| Net increase in net assets at contract value | $ 54,398 | $ 86,998 |
| Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts | 3,053 | 2,478 |
| Net increase in net assets per Form 5500 — at fair value | $ 57,451 | $ 89,476 |

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